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November 5, 2020

VIA EDGAR

Office of Manufacturing,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Asia Timmons-Pierce

Re:	TS Innovation Acquisitions Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed on October 30, 2020 File No. 333-249640

Ladies and Gentlemen:

We write on behalf of TS Innovation Acquisitions Corp. (the “Company”) to respond to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 4, 2020, in a letter to Paul Galiano, Chief Financial Officer of the Company, concerning Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed with the Commission on October 30, 2020 (“Amendment No. 1”). Enclosed please find copies of Amendment No. 2 to the Registration Statement, publicly filed with the Commission on the date hereof (“Amendment No. 2”), marked to show changes from Amendment No. 1. The Company is concurrently filing via EDGAR Amendment No. 2 for review by the Staff.

To facilitate the Staff’s review, we have included in this letter the Staff’s numbered comment in bold text and have provided the Company’s response immediately following the numbered comment.

Securities and Exchange Commission

November 5, 2020

Amendment No. 1 to Registration Statement on Form S-1

Description of Securities, page 126

1.

We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such “exclusive jurisdiction.” We note the provision does not apply claims arising under the Exchange Act. If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to actions arising under the Securities Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company has revised the disclosure on pages 62 and 137 of Amendment No. 2 in response to the Staff’s comment.

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Securities and Exchange Commission

November 5, 2020

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me on (212) 558-3109 or by email (millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller

cc:	Geoffrey Kruczek

(Securities and Exchange Commission)

Paul Galiano

(TS Innovation Acquisitions Corp.)

Catherine M. Clarkin

(Sullivan & Cromwell LLP)